
September 2, 2020

Edward McGowan
Chief Financial Officer
Akamai Technologies Inc
145 Broadway
Cambridge, Massachusetts 02142

> **Re: Akamai Technologies Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 28, 2020**
> **File No. 0-27275**

Dear Mr. McGowan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services